Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

HKN, INC.

7,500,000 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
HKN, Inc.

January 13, 2011

Dear Stockholder:

This notice is being distributed by HKN, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at the close of business, on January 5, 2011 (the “Eligibility Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock.  The Rights are described in the Company’s Prospectus, dated December          , 2010 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 7,500,000 shares of its Common Stock pursuant to the Prospectus. Shareholders will receive 0.74805 of a subscription right for every share of common stock owned at the Eligibility Date, subject to adjustments to eliminate fractional rights. The Rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on January 27, 2011, unless extended by the Special Committee of the Board of Directors of the Company (as it may be extended, the “Expiration Date”).

As described in the Prospectus, each whole Right includes (i) a basic subscription privilege that entitles the holder to subscribe to purchase one share of Common Stock (the “Basic Subscription Privilege”) and (ii) an over-subscription privilege that entitles the holder, if such holder exercises its Basic Subscription Privilege in full, to subscribe to purchase unsubscribed shares of Common Stock up to the number of shares, on a pro rata basis, of any shares not purchased by other holders of Rights under their Basic Subscription Privileges as of the Expiration Date (the “Over-Subscription Privilege”). The price per share under both the basic subscription privilege and the over-subscription privilege is equal to $2.00 (the “Subscription Price”).  The Rights may only be exercised in whole numbers; the Company will not issue fractional rights and will round all of the Rights down to the nearest whole number.  As an example, if you owned 1,000 shares of Common Stock as of the Eligibility Date, you would receive 748 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 748 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege.

“Pro rata” means in proportion to the number of shares of Common Stock that you and the other Rights holders who have exercised your Basic Subscription Privileges on your Common Stock holdings have purchased pursuant to the Basic Subscription Privilege. Each holder of Rights may exercise his Over-Subscription Privilege only if he exercised his Basic Subscription Privilege in full and other holders of Rights do not exercise their Basic Subscription Privileges in full. If there is not a sufficient number of shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining shares pro rata, among those Rights holders who exercised their Over-Subscription Privileges. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Privilege in full if they subscribe for the maximum number of whole shares available under their Basic Subscription Privilege. See “The Rights Offering—Subscription Privileges” in the Prospectus.  See “The Rights Offering—Subscription Privileges” in the Prospectus.

After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by American Stock Transfer & Trust Co., LLC (the “Subscription Agent”) after 5:00 p.m., Eastern Time, on the Expiration Date, regardless of when the documents relating to such exercise were sent. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent on or before the Expiration Date, followed by a press release no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

Enclosed are copies of the following documents:

•                  Prospectus;

•                  Non-Transferable Subscription Rights Certificate (the “Rights Certificate”)

•                  Instructions as to Use of Non-Transferable Subscription Rights Certificates; and

•                  A return envelope addressed to American Stock Transfer & Trust Co., LLC, the Subscription Agent

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of shares being subscribed for by cashier’s or  certified check drawn upon a United States bank payable to American Stock Transfer & Trust Co., LLC, as Subscription Agent, or by wire transfer of immediately available funds, to the subscription account maintained by the Subscription Agent at                               ,                         , ABA#                    , Account No.                     , Ref: HKN, Inc. Failure to return the properly completed Rights Certificate with the correct payment will result in your not being able to exercise your Rights.  A Rights holder cannot revoke the exercise of his Rights.  Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Morrow & Co., LLC.  The Information Agent’s toll-free telephone number is (800) 607-0088. Banks and brokers please call collect at (203) 658-9400.

Very truly yours,

HKN, INC.